Conformed Copy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

Masisa S.A.
(Exact name of Registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant’s name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MASISA S.A.
Date: February 18, 2004	By:	/s/ Carlos Marín .
	Name:	Carlos Marín
Chief Financial Officer

NEWS RELEASE

For Further Information:

Juan Diuana	Lucia Domville
Investor Relations	Citigate Financial Intelligence
Masisa S.A.	(201) 499-3548
(56 2) 707-8710	Email: lucia.domville@citigatefi.com
Email: juan.diuana@masisa.com
Internet: www.masisa.com

MASISA S.A. REPORTS CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003

(Santiago, Chile, February 13, 2003) – Masisa S.A. – (NYSE: MYS), Latin America’s leading particle board, MDF and OSB manufacturer, today announced its consolidated financial results stated in Chilean GAAP for the fourth quarter and year ended December 31, 2003, reporting, for third consecutive quarter, an improvement on its operational results and net income.

Masisa reported an operating income of US$25.3 million for the year ended December 31, 2003, and a net income of US$9.6 million for the same period. The operating income reflects improving operational results up from US$3.8 million in the first quarter to US$8.2 million in the fourth quarter. Despite an improvement quarter over quarter, the US$25.3 million accumulated operating income for the year ended December 31, 2003 represents a 15.1% decrease, compared to the previous year’s figures. The decrease is explained by the weak performance registered during first half of the year and improving results for the third and fourth quarters of 2003.

		US$ million
	1Q 2003	2Q 2003	3Q 2003	4Q 2003

Revenues	62.4	65.1	73.9	80.4
Gross Profits	13.5	15.3	17.9	19.6
SG&A Expenses	-9.7	-10.1	-9.7	-11.4
Operating Income	3.8	5.2	8.1	8.2
Net Income	0.0	1.7	3.8	4.1

During the first half 2003 the relatively poor performance of the Argentine market, the incidence of particleboard imports from Argentina into the local Chilean market, and temporary reductions of MDF production in Chile affected operational results. The improved second half operational income shows continued growth of the Argentine market, easing pressure from imports from Argentina to the Chilean market, higher MDF dollars prices in Brazil and a cycle of high OSB prices in the US market. Higher prices for OSB in the US market allowed Masisa to export higher volumes at higher prices, improving substantially the performance of its OSB business in Brazil.

Masisa’s net income of US$9.6 million for the year ended December 31, 2003, represents a 34.1% decrease when compared to the same period of the previous year. In the fourth quarter, Masisa’s net income reached US$4.1 million, which represents a 306.4% increase when compared to the fourth quarter of 2002, and represents a 6.8% increase when compared to the third quarter figure.

MASISA 2003 Results

During 2003, consolidated particleboard volume sales increased by 2.6% when compared to the same period of the previous year, reaching 551,992 m3. In the case of MDF, consolidated volume sales increased by 4.6%, amounting to 705,403 m3. OSB consolidated volume sales increased 99.3%, totaling 178,050 m3.

Masisa changed its accounting method to report in US Dollars for Chilean GAAP and began reporting in such currency as a result of its Shareholder’s Meeting held on October 17th, 2003, and the authorization and instructions of the Servicio de Impuestos Internos (Chilean tax authority) and the Superintendencia de Valores y Seguros (Chilean securities and insurance authority). All references to previous quarters of 2003 are restated to reflect this accounting change.

MASISA 2003 Results

FINANCIAL HIGHLIGHTS

For the year ended December 31, 2003:

The table below depicts Masisa’s consolidated financial highlights for the year ended December 31, 2003 and the variation when compared to the same period of 2002.

	Year ended
	Dec 31, 2003
	US$ million	Variation

Revenues	281.8	25.0%
Gross Profits	66.3	11.6%
SG&A Expenses	-41.0	38.5%
Operating Income	25.3	-15.1%
Net Income	9.6	-34.1%

Earnings per ADS for 2003 were US$0.31 and EPS were US$0.01, compared to US$0.47 and US$0.02 for the same period in the previous year.

For the fourth quarter ended December 31, 2003:

The table below depicts Masisa’s consolidated financial highlights for the fourth quarter of 2003 and the variation when compared to fourth quarter 2002 figures.

	4Q 2003
	US$ million	Variation

Revenues	80.4	21.7%
Gross Profits	19.6	27.7%
SG&A Expenses	-11.4	30.2%
Operating Income	8.2	24.5%
Net Income	4.1	306.4%

Earnings per ADS for the fourth quarter of 2003 were US$0.13 and EPS were US$0.00, compared to US$0.03 and US$0.00 in the fourth quarter of 2002.

MASISA 2003 Results

Sales Breakdown and Production Highlights

Masisa’s consolidated revenues for the years 2003 and 2002, broken down by market, are as follows:

	Accum. 2003	Accum. 2002

Chile	27%	36%
Argentina	10%	7%
Brazil	26%	22%
Mexico	13%	12%
Other countries	23%	23%

Total sales* breakdown in cubic meters for the years 2003 and 2002 are as follows:

	Accum. 2003	Accum. 2002

Raw Particle Board	278,134	289,120
Melamine PB	254,269	231,729
Wood Veneered PB	19,589	17,409
TOTAL PB	551,992	538,258

MDF	579,836	600,156
Coated MDF	125,567	74,247
TOTAL MDF	705,403	674,403

OSB	178,050	89,357

* Consolidated figures excluding inter-company sales.

Total sales for particleboard, MDF and OSB were 1,435,446 cubic meters, which represents a 10.2% increase in comparison to 2002.

Total sales breakdown in cubic meters for the fourth quarters of 2003 and 2002 are as follows:

	4Q2003	4Q2002

Raw Particle Board	72,122	71,072
Melamine PB	60,775	64,532
Wood Veneered PB	4,239	1,232
TOTAL PB	137,135	136,836

MDF	144,579	159,986
Coated MDF	39,976	24,010
TOTAL MDF	184,555	183,996

OSB	60,064	24,333

* Consolidated figures excluding inter-company sales.

Total sales for particleboard, MDF and OSB were 381,754 cubic meters, which represents a 10.6% increase when compared to the fourth quarter of 2002.

MASISA 2003 Results

Production costs for raw boards as of December 2003 and December 2002 are broken down as follows:

	Particle Board		MDF

	2003	2002	2003	2002

Wood	19%	19%	22%	20%
Chemicals	37%	33%	37%	36%
Energy	9%	10%	9%	10%
Labor	8%	12%	5%	5%
Depreciation	14%	13%	14%	16%
Others	14%	13%	13%	13%

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF and particle board, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 90% of the particle board in Chile, 30% of the particle board in Argentina, 40% of the MDF in Chile and 50% in Argentina. In Brazil, MASISA, holds approximately 30% of the MDF market, while is the only producer of OSB. In Mexico the Company produces approximately 20% of the particle board. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.

-   TABLES TO FOLLOW   -

MASISA 2003 Results

The tables below are expressed in millions of dollars presented according to Chilean GAAP.

CONSOLIDATED BALANCE SHEET	Million US$
	As of,
ASSETS	Dec 30, 2003	Dec 30, 2002
Current Assets	215.7	140.1
Fixed Assets	637.9	620.9
Other Assets	13.1	37.0
TOTAL ASSETS	866.8	797.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	124.1	105.2
Long – Term Liabilities	224.1	196.5
Minority Interest	66.3	60.8
Shareholders' Equity	452.2	435.3
TOTAL LIABILITIES	866.8	797.9

CONSOLIDATED STATEMENTS OF INCOME	Million US$
	For the year ended,
	Dec 30, 2003	Dec 30, 2002

TOTAL SALES	281.8	225.4
Cost of Sales	(215.5)	(166.0)
GROSS PROFIT	66.3	59.4
Selling and Administrative Exp.	(41.0)	(29.6)
OPERATING INCOME	25.3	29.8

Net Financial Result	(11.5)	(8.2)
Other Income/Expenses	(1.6)	3.8
Price – Level Restatement	0.4	(5.2)
TOTAL OTHER INCOME (EXPENSE)- NET	(12.8)	(9.6)

Income Before Tax	12.6	20.2
Income Tax	(1.7)	(7.0)
Minority Interest	(1.4)	1.4
Negative Goodwill Amortization	0.1	0.0
NET INCOME	9.6	14.6

Due to rounding, numbers may not add up.